IRONBRIDGE MORTGAGE FUND

SECOND QUARTER 2021 FINANCIAL RESULTS

MANAGEMENT COMMENTARY:

During the second quarter, the Company saw continued strength in loan demand and a corresponding increase in loan portfolio size. The increased loan demand reflects targeted borrower marketing initiated during the second half of 2020, and the general health of the residential real estate market. The Company continued its risk mitigation strategy: (1) new loans required borrowers to pre-pay interest; (2) we continued lending to only the highest quality borrowers; (3) we continued lending primarily in non-judicial states, which we believe to be less risky than judicial states; and (4) we continued lending on lower risk projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market). On May 5, 2021, the Company refinanced its $40 million credit facility provided by Western Alliance Bank with a new $40 million credit facility provided by Umpqua Bank. The new credit facility is substantially the same but offers the Company more attractive pricing. The Western Alliance Bank financing was priced at the greater of 1-Month LIBOR plus 3.125% or 4.75% (floor rate), compared to the Umpqua Bank financing priced at the greater of 1-Month LIBOR plus 2.75% or 4.00% (floor rate). Measures of investment security (portfolio loan-to-value, asset coverage ratios and interest coverage ratios) all remained healthy, with no material change. However, in an abundance of caution the Company did increase its provision for loan losses during 2021 to offset the charge offs taking during 2020 related to the sale of the Company's rental portfolio. We currently anticipate fully funding the allowance for loan losses prior to yearend 2021.

LOAN-TO-VALUE, ASSET COVERAGE & INTEREST COVERAGE

- **Portfolio "After Repair" LTV:** Active loans 63%, paid off loans (actual) 58% vs paid off loans (estimate) 66%.
- **Cumulative "As-Is" LTV:** Bank Borrowings 20%, Senior Notes 40%, Series C Equity 56%, Series B Equity 69%, Series A Equity 71%
- **Cumulative "As-Is" Asset Coverage:** Bank Borrowings 4.89x, Senior Notes 2.52x, Series C Equity 1.79x, Series B Equity 1.44x, Series A Equity 1.41x.
- **Cumulative Interest and Preferred Return Coverage:** Bank Borrowings 12.1x, Senior Notes 5.3x, Series C Equity 3.3x, Series B Equity 2.2x.

INCOME STATEMENT HIGHLIGHTS

- **Net Income:** $1,089,327, up 19.0% quarter/quarter, up 95.8% year/year.
- **Net Interest Margin:** 9.889%, up 73 basis points quarter/quarter, up 217 basis points year/year.
- **Net Interest Rate Spread:** 7.547%, up 45 basis points quarter/quarter, up 76 basis points year/year.
- **Interest Income:** $3,064,441, up 4.8% quarter/quarter, up 14.2% year/year.
- **Interest Expense:** $590,835, down 20.3% quarter/quarter, down 44.4% year/year.
- **Net Interest Income:** $2,473,606, up 13.3% quarter/quarter, up 52.6% year/year.

BALANCE SHEET HIGHLIGHTS

- **Total Assets:** $111.5 million, up 15.9% quarter/quarter, up 24.1% year/year.
- **Loans Receivable, Net:** $108.8 million, up 16.6% quarter/quarter, up 39.1% year/year.
- **Total Equity:** $48.1 million (43.1% of total assets), up 1.9% quarter/quarter, up 124.7% year/year.
- **Series A Equity:** $2.6 million (2.3% of total assets), effective February 1, 2021
- **Series B Equity:** $20.5 million (18.4% of total assets), effective February 1, 2021.
- **Series C Equity:** $24.9 million (22.3% of total assets), effective February 1, 2021.
- **Junior Notes:** Junior notes were converted to Series C Equity, effective February 1, 2021.
- **Senior Notes:** $29.4 million (26.3% of total assets), up 15.8% quarter/quarter, up 18.2% year/year.
- **Bank Borrowings:** $31.2.0 million (28.0% of total assets), up 48.2% quarter/quarter, up 69.2% year/year.

LOANS & ASSET QUALITY

- **Allowance for Loan Losses:** $1,261,491 (1.1% of UPB). $477,541 in provisions added. No charge offs.
- **Delinquent Loans:** No new loans became delinquent. No Delinquent Loan paid off, and no Delinquent Loans were cured. Total Delinquent Loans $884,059 or 0.8% of UPB, comprised of 1 accruing loan.
- **REO Assets:** No new REO assets acquired. No REO assets sold. No REO assets converted to Rental Properties. Total REO assets $1.9 million (1 property).

Portfolio Loan-to-Value and Interest Coverage

Portfolio Loan-to-Value based on "After-Repair" Value. The Company is an asset-based lender and its underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. In determining real estate collateral value, the Company inspects the properties and evaluates comparable property values in the area using Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the "after-repair" value for each property. The Company's "after-repair" value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan funds and represents the Company's estimate of the market value of the collateral after completion of the project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. However, appraisals are recognized in the mortgage banking industry to represent estimates of value but should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company can continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing borrowers with a higher quality of service. The Company reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that paid off during a given quarter against the Company's estimated valuation for those same properties at the time the loans were made. This monthly analysis helps the Company to analyze and improve its in-house valuation methodology on an ongoing basis.

The following table sets forth the average loan-to-value for Portfolio Loans at the dates indicated, based on "after-repair" value:

Loan-to-Value Based on "After-Repair" Value				
	As of or for the Three Months Ended June 30,		As of or for the Year Ended December 31,	
	2021	2020	2020	2019
Loan to value - active loans, end of period				
Unpaid principal balance	$ 110,863,446	$ 80,276,444	$ 92,048,404	$ 89,805,878
Undisbursed construction loan balance (1)	14,051,571	8,826,235	10,101,465	9,902,260
Estimated "after-repair" value (2)	198,606,000	137,713,000	158,951,000	155,001,000
Estimated "after-repair" loan-to-value (3)	63%	65%	64%	64%
Loan to value - properties sold retail, during period				
Principal balance	$ 31,775,251	$ 25,215,157	$ 102,765,141	$ 81,916,818
Actual sale price	54,539,253	41,543,215	167,542,858	129,823,381
Actual loan-to-sale price (4)	58%	61%	61%	63%
Original "after-repair" loan-to-value estimate	66%	63%	65%	67%
Number of loans	97	86	340	255
Loans refinanced or properties sold wholesale, during period				
Unpaid principal balance	$ 12,211,947	$ 9,503,995	$ 32,783,381	$ 20,922,051
Number of loans	38	29	102	71

(1) Undisbursed construction loan balance is comprised of construction funds that have been approved but not yet disbursed. Once disbursed, the construction funds are added to the unpaid principal balance.
(2) Estimated "after repair" value assumes all loans are fully funded and improvements to real estate have been completed. Real estate values are based on the Company's "after-repair" value estimates.
(3) Estimated "after-repair" loan-to-value is calculated by dividing the sum of the unpaid principal balance and the undisbursed construction loan balance by the estimated "after-repair" value. The principal balance of each loan was used to calculate the weighted average.
(4) Actual loan-to-sale price is calculated by dividing the fully funded loan amount by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) were excluded from the calculation.

The Company does not charge interest to borrowers on loan proceeds held back for construction until those proceeds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these funds as an undisbursed construction loan balance. The Company's undisbursed construction loan balance as of June 30, 2021 was $14.1 million compared to $10.1 million as of December 31, 2021. For purposes of calculating the estimated "after-repair" loan-to-value on the active Portfolio Loans, the Company assumes loan commitments are fully funded and associated improvements to the real estate collateral have been completed.

As of the quarter ended June, 2021, the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 63%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended June, 2021 was 58%, compared to our estimated weighted average "after-repair" loan-to-value of 66% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter was 8 percentage points more conservative than the actual sale prices, on average.

This compares to the quarter ended June 30, 2020 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 65%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended June 30, 2020 was 61%, compared to our estimated weighted average "after-repair" loan-to-value of 63% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter was 2 percentage points more conservative than the actual sale prices, on average.

This compares to the year ended December 31, 2020 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 64%. By comparison, during the year ended December 31, 2020 the weighted average loan-to-sales price of paid off Portfolio Loans was 61%, compared to our estimated weighted average "after-repair" loan-to-value of 65% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 4 percentage points more conservative than the actual sale prices, on average.

This compares to the year ended December 31, 2019 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 64%. By comparison, during the year ended December 31, 2019 the weighted average loan-to-sales price of paid off Portfolio Loans was 63%, compared to our estimated weighted average "after-repair" loan-to-value of 67% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 4 percentage points more conservative than the actual sale prices, on average.

It is important to point out that our "after-repair" loan to value estimates are calculated at the time the loans are made and are based on comparable sold properties available at that time and assume no future price appreciation. If the real estate market appreciates during the life of the loan, our borrowers may sell their properties at higher prices than originally estimated, resulting in a lower loan-to-sales price percentage. Similarly, if real estate prices depreciate during the life of the loan, our borrowers may sell their properties at lower prices than originally estimated, resulting in a higher loan-to sale price percentage. The Company monitors these trends and adjusts its valuation methodology accordingly.

"As-Is" Loan-to-Value and Asset Coverage Based on Percentage Completion. In order to provide an estimate of the "as-is" real estate collateral value at end of period, and to account for projects that are in process of construction or redevelopment, the Company uses a straight-line percentage completion method to estimate the "as-is" real estate value. Specifically, the Company estimates the percentage completion of all real estate projects based on the percentage of construction funds disbursed at period end and then multiplies this percentage completion by the total estimated value add (estimated "after-repair" value of real estate minus purchase price) to determine the current value added through capital improvements. The current value added through capital improvements is then added to the original purchase price to calculate the "as-is" value of the real estate collateral at period end. This estimated "as-is" value is then used to analyze the cumulative loan-to-value and real estate asset coverage of each investment program. It is important to note that the "as-is" loan-to-value and asset coverage ratios improve as the percentage completion increases. As a result, the following "as-is" loan-to-value and asset coverage analysis (based on percentage completion) is more conservative than the "after-repair" values and "after-repair" loan-to-values provided above, which assume 100% project completion and associated value added.

The following table provides the cumulative "as-is" loan-to-value and cumulative "as-is" asset coverage ratios for all five tiers of the Company's capital structure at the dates indicated, based on the estimated "as-is" valuation of real estate collateral.

Loan-to-Value and Asset Coverage based on "As-Is" Value	As of the Three Months Ended June 30,		As of or for the Year Ended December 31,	
	2021	2020	2020	2019
Estimated value added through construction improvements				
Estimated "after-repair" value	$ 198,606,000	$ 137,713,000	$ 158,951,000	$ 155,001,000
Real estate purchase price	$ 122,885,500	$ 82,641,752	101,490,879	94,713,728
Total estimated value add	$ 75,720,500	$ 55,071,248	$ 57,460,121	$ 60,287,272
Estimated percentage completion of capital improvements				
Construction loan commitments	$ 22,358,974	$ 17,929,765	$ 16,380,981	$ 20,149,903
Undisbursed construction loan balance	14,051,571	8,826,235	10,101,465	9,902,260
Disbursed construction loan funds	8,307,403	9,103,531	6,279,516	10,247,643
Percentage completion	37%	51%	38%	51%
Real estate value added based on percentage completion	$ 28,133,702	$ 27,961,481	22,026,871	30,660,318
Real estate purchase price	122,885,500	82,641,752	101,490,879	94,713,728
Estimated "as-is" real estate value securing loan portfolio	151,019,202	110,603,233	123,517,750	125,374,046
Book value of rental property	-	7,038,692	733,355	7,111,371
Book value of real estate owned (REO), held for sale	1,881,701	3,210,162	1,881,701	1,776,281
Estimated "as-is" real estate collateral value securing investment programs	**$ 152,900,903**	**$ 120,852,087**	**$126,132,806**	**$134,261,698**
Capital structure and investment programs				
Bank Borrowings	$ 31,259,241	$ 18,576,984	$ 22,296,965	$ 30,548,052
Senior Notes	29,389,128	24,862,216	24,229,442	20,914,989
Senior Notes, cumulative	60,648,369	43,439,200	46,526,407	51,463,041
Series C Equity (previously Junior Notes) (1)	24,920,766	23,446,138	23,843,628	24,924,078
Series C Equity, cumulative	$ 85,569,135	$ 66,885,338	$ 70,370,035	$ 76,387,119
Series B Equity (previously Equity Program) (2)	20,543,001	21,389,834	21,725,428	21,183,026
Series B Equity, cumulative	$ 106,112,136	$ 88,275,172	$ 92,095,463	$ 97,570,145
Series A Equity (3)	2,595,063			
Series A Equity, cumulative	$ 108,707,200			
Capital structure loan-to-value based on "as-is" valuation of real estate collateral				
Bank Borrowings	20%	15%	18%	23%
Senior Notes, cumulative	40%	36%	37%	38%
Series C Equity, cumulative (previously Junior Notes) (1)	56%	55%	56%	57%
Series B Equity, cumulative (previously Equity Program) (2)	69%	73%	73%	73%
Series A Equity, cumulative (3)	71%			
Capital structure asset coverage based on "as-is" valuation of real estate collateral				
Bank Borrowings	4.89 x	6.51 x	5.66 x	4.40 x
Senior Notes, cumulative	2.52 x	2.78 x	2.71 x	2.61 x
Series C Equity, cumulative (previously Junior Notes) (1)	1.79 x	1.81 x	1.79 x	1.76 x
Series B Equity, cumulative (previously Equity Program) (2)	1.44 x	1.37 x	1.37 x	1.38 x
Series A Equity, cumulative (3)	1.41 x			

(1) Effective February 1, 2021, the Company's subordinate secured, six percent interest rate, six-month maturity, promissory notes (the "Junior Notes") were prepaid, and holders of the Junior Notes reinvested the outstanding principal amount into six percent preferred return, participating, Class C Units of equity.
(2) Effective February 1, 2021, the Company's 10% preferred return, participating, equity offering (the "Equity") was exchanged for nine percent preferred, participating, Class B Units of equity.
(3) Effective February 1, 2021, the Company issued to employees of the Company's Manager, Iron Bridge Management Group, LLC (the "Manager") Class A Units of equity. The investment return on these Class A Units is intended to replace the right of the Manager to receive "Performance Fees."

As of June 30, 2021, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $198.6 million, and the real estate purchase price was $122.9 million, resulting in an estimated $75.7 million in total value add to the real estate projects. Total construction loan commitments were $22.4 million and construction funds disbursed were $8.3 million, resulting in an estimated percentage completion of 37%. Multiplying the estimated total value add of $75.7 million by the estimated project completion of 37% equaled an estimated $28.1 million of incremental real estate value added based on percentage completion. Adding $28.1 million of incremental real estate value added to the real estate purchase price of $122.9 million provided an estimated "as-is" loan portfolio real estate collateral value of $151.0 million. When combined with an estimated $1.9 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $152.9 million as of June 30, 2021.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt or equity divided by the estimated "as-is" real estate collateral value ($152.9 million as of June 30, 2021). As of June 30, 2021, the loan-to-value of Bank Borrowings equaled 20% or $31.3 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $152.9 million; Cumulative loan-to-value of Senior Notes equaled 40% or $60.7 million (the sum of $29.4 million in Senior Notes, plus $31.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $152.9 million, and; Cumulative loan-to-value of Series C Equity (previously "Junior Notes") equaled 56% or $85.6 million (the sum of $24.9 million in Series C Equity, plus $29.4 million in Senior Notes, plus $31.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $159.9 million; Cumulative loan-to-value of Series B Equity (previously "Equity") equaled 69% or $106.1 million (the sum of $20.5 million in Series B Equity, plus $24.9 million in Series C Equity, plus $29.4 million in Senior Notes, plus $31.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $152.9 million, and; Cumulative loan-to-value of Series A Equity equaled 71% or $108.7 million (the sum of $2.6 million in Series A Equity, plus $20.5 million in Series B Equity, plus $24.9 million in Series C Equity, plus $29.4 million in Senior Notes, plus $31.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $152.9 million.

Loan-to-value for Bank Borrowings increased year-over-year, reflecting an increase in Bank Borrowings from 20.5% to 28.0% of total assets, as the Company drew on its line of credit to meet an acceleration in loan demand. Cumulative loan-to-value for Senior Notes increased modestly year-over-year, reflecting the increase in Bank Borrowings more than offsetting a small decrease in Senior Notes from 27.7% to 26.3% of total assets, despite the increase in Senior Notes in absolute dollars as the Company continued to add new Senior Note investors. Cumulative loan-to-value for Series C Equity (previously "Junior Notes") was essentially flat year-over-year primarily reflecting the growth in Bank Borrowings being offset by a decrease in Series C Equity from 26.1% to 22.3% of total assets.

Cumulative Asset Coverage is the estimated "as-is" real estate collateral value ($159.9 million as of June 30, 2021) divided by the investment debt or equity and any senior debt or equity. As of June 30, 2021, Bank Borrowings equaled 4.89 times or $152.9 million in estimated "as-is" real estate collateral value divided by $31.3 million in Bank Borrowings; Senior Notes equaled 2.52 times or $152.9 million in estimated "as-is" real estate collateral value divided by $60.7 million (the sum of $29.4 million in Senior Notes, plus $31.3 million in Bank Borrowings); Series C Equity (previously "Junior Notes") equaled 1.79 times or $152.9 million in estimated "as-is" real estate collateral value divided by $85.6 million (the sum of $24.9 million in Series C Equity, plus $29.4 million in Senior Notes, plus $31.3 million in Bank Borrowings); Series B Equity (previously "Equity") equaled 1.44 times or $152.9 million in estimated "as-is" real estate collateral value divided by $106.1 million (the sum of $20.5 million in Series B Equity, plus $24.9 million in Series C Equity, plus $29.4 million in Senior Notes, plus $31.3 million in Bank Borrowings), and; Series A Equity equaled 1.41 times or $152.9 million in estimated "as-is" real estate collateral value divided by $108.7 million (the sum of $2.6 million in Series A Equity, plus $20.5 million in Series B Equity, plus $24.9 million in Series C Equity, plus $29.4 million in Senior Notes, plus $31.3 million in Bank Borrowings).

Asset coverage for Bank Borrowings decreased year-over-year, reflecting an increase in Bank Borrowings from 20.5% to 28.0% of total assets, as the Company drew on its line of credit to meet an acceleration in loan demand. Cumulative asset coverage for Senior Notes decreased modestly year-over-year, reflecting the increase in Bank Borrowings more

than offsetting a small decrease in Senior Notes from 27.7% to 26.3% of total assets, despite the increase in Senior Notes in absolute dollars as the Company continued to add new Senior Note investors. Cumulative asset coverage for Series C Equity (previously "Junior Notes") was essentially flat year-over-year primarily reflecting the growth in Bank Borrowings being offset by a decrease in Series C Equity from 26.1% to 22.3% of total assets.

By comparison, as of December 31, 2020 the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $159.0 million, and the real estate purchase price was $101.5 million, resulting in an estimated $57.5 million in total value add to the real estate projects. Total construction loan commitments were $16.4 million and construction funds disbursed were $6.3 million, resulting in an estimated percentage completion of 38%. Multiplying the estimated total value add of $57.5 million by the estimated project completion of 38% equaled an estimated $22.0 million of incremental real estate value added based on percentage completion. Adding $22.0 million of incremental real estate value added to the real estate purchase price of $101.5 million provided an estimated "as-is" loan portfolio real estate collateral value of $123.5 million. When combined with an estimated $767,920 of rental property assets and $1.8 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $126.1 million as of December 31, 2020.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate collateral value ($126.1 million as of December 31, 2020). As of December 31, 2020, the loan-to-value of Bank Borrowings equaled 18% or $22.3 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $126.1 million; Cumulative loan-to-value of Senior Notes equaled 37% or $46.5 million (the sum of $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $126.1 million, and; Cumulative loan-to-value of Junior Notes equaled 56% or $70.3 million (the sum of $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $126.1 million, and; Cumulative loan-to-value of equity equaled 73% or $92.0 million (the sum of $21.7 million in equity, plus $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $126.1 million.

Loan-to-value for Bank Borrowings decreased year-over-year, reflecting a decrease in Bank Borrowings from 30.9% to 23.4% of total assets, as the Company paid down the line of credit. Cumulative loan-to-value for Senior Notes decreased modestly year-over-year, reflecting the decrease in Bank Borrowings, which more than offset the increase in Senior Notes from 21.2% to 25.6% of total assets, as the Company continued to add new Senior Note investors. Cumulative loan-to-value for Junior Notes saw almost no change year-over-year primarily reflecting the growth in Senior Notes offsetting the reduction in Bank Borrowings and Junior Notes from 25.3% to 25.2% of total assets.

Cumulative asset coverage is the estimated "as-is" real estate collateral value ($126.1 million as of December 31, 2020) divided by the debt or equity and any senior debt. As of December 31, 2020, Bank Borrowings equaled 5.7 times or $126.1 million in estimated "as-is" real estate collateral value divided by $22.3 million in Bank Borrowings; Senior Notes equaled 2.7 times or $126.1 million in estimated "as-is" real estate collateral value divided by $46.5 million (the sum of $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings); Junior Notes equaled 1.8 times or $126.1 million in estimated "as-is" real estate collateral value divided by $70.3 million (the sum of $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings), and; Equity equaled 1.4 times or $126.1 million in estimated "as-is" real estate collateral value divided by $92.0 million (the sum of $21.7 million in equity, plus $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings).

Asset coverage for Bank Borrowings increased year-over-year, reflecting a decrease in Bank Borrowings from 30.9% to 23.4% of total assets, as the Company paid down the line of credit. Cumulative asset coverage for Senior Notes increased modestly year-over-year, reflecting the decrease in Bank Borrowings, which more than offset an increase in Senior Notes from 21.2% to 25.6% of total assets, as the Company continued to add new Senior Note investors. Cumulative asset coverage for Junior Notes saw almost no change year-over-year primarily reflecting the growth in Senior Notes offsetting the reduction in Bank Borrowings and Junior Notes from 25.3% to 25.2% of total assets.

Interest Coverage. The interest coverage ratios are the ratios of total income to interest expenses. The following table provides information as to the Company's interest coverage ratios considering the Company's three components of debt for the periods shown.

Interest Coverage Ratios				
	For the Three Months Ended June 30,		For the Year Ended December 31,	
	2021	2020	2020	2019
Interest income	$ 3,064,441	$ 2,683,433	$ 10,771,323	$ 10,273,630
Rental property Income	-	165,218	620,845	563,366
Other income	77,275	28,894	1,844,696	725,483
Total income	3,141,716	2,877,545	13,236,864	11,562,479
Interest coverage / preferred return coverage ratios				
Interest expense – Bank Borrowings (1)	258,916	300,545	1,088,265	1,317,452
Interest expense – Senior Notes (2)	331,919	352,208	1,418,145	896,366
Preferred return – Series C Equity (previously Junior Notes) (3)	367,681	409,370	1,668,162	2,001,380
Preferred return – Series B Equity (previously Equity Program) (4)	444,196	-	-	-
Total interest expense plus preferred return	$ 1,402,712	$ 1,062,123	$ 4,174,572	$ 4,215,198
Interest coverage - Bank Borrowings (1)	12.1 x	9.6 x	12.2 x	8.8 x
Cumulative interest coverage - Senior Notes (2)	5.3 x	4.4 x	5.3 x	5.2 x
Cumulative Preferred return - Series C Equity (previously Junior Notes) (3)	3.3 x	2.7 x	3.2 x	2.7 x
Cumulative Preferred return - Series B Equity (previously Equity Program) (4)	2.2 x			
Average portfolio leverage, during period	50.0%	76.5%	75.6%	75.8%

(1) Bank Borrowings have a first priority security interest in all of the Company's assets, including Portfolio Loans. Interest coverage equals total income divided by the interest expense related to Bank Borrowings.

(2) Senior Notes have a second priority security interest in all of the Company's assets, including its Portfolio Loans. Cumulative interest coverage of Senior Notes equals total income divided by the total interest expense related to Senior Notes and Bank Borrowings combined.

(3) Series C Equity has a third priority security interest in all of the Company's assets, including Portfolio Loans. Cumulative preferred return coverage of Series C Equity equals total income divided by the total preferred return due Series C Equity, plus interest expense related to Senior Notes and Bank Borrowings combined. Effective February 1, 2021, the Company's subordinate secured, six percent interest rate, six-month maturity, promissory notes (the "Junior Notes") were prepaid, and holders of the Junior Notes reinvested the outstanding principal amount into six percent preferred return, participating, Class C Units of equity.

(4) Series B Equity has a forth priority security interest in all of the Company's assets, including Portfolio Loans. Cumulative preferred return coverage of Series B Equity equals total income divided by the total preferred return due Series B Equity, Series C Equity, plus interest expense related to Senior Notes and Bank Borrowings combined. Effective February 1, 2021, the Company's 10% preferred return, participating, equity offering (the "Equity") was exchanged for nine percent preferred, participating, Class B Units of equity.

During the quarter ended June 30, 2021, the Company generated $3,141,716 in total income available to pay interest expense. With average portfolio leverage of 50.0%, the Company paid interest expense of $258,916 related to Bank Borrowings and $331,919 related to Senior Notes. The Company paid preferred return of $367,681 related to Series C Equity (Previously Junior Notes) and $444,196 related to series B Equity (previously Equity Program). Total income was 12.1 times the amount necessary to pay interest expense related to Bank Borrowings, 5.3 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, 3.3 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Series C Equity combined, and 2.2 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes, Series C Equity and Series B Equity combined.

Interest coverage for Bank Borrowings increased year-over-year due to a decrease in average Bank Borrowings relative to average interest-earning assets and a reduction in the interest rate paid on Bank Borrowings. Cumulative interest coverage for Senior Notes increased year-over-year due to the decline in interest expense related to Bank Borrowings and a reduction in the interest rate paid on Senior Notes from 6% to 5.5% in November 2020 and from 5.5% to 5.0% in February 2021. Cumulative preferred return coverage for Series C Equity saw an increase year-over-year due to the reduction in rate paid on Series C Equity from Junior Notes from 7% to 6%.

By comparison, during the year ended December 31, 2020 the Company generated $13,236,866 in total income available to pay interest expense. With average portfolio leverage of 75.6%, the Company paid interest expense of $1,088,265 related to Bank Borrowings, $1,418,145 related to Senior Notes, and $1,668,162 related to Junior Notes. Total income was 12.2 times the amount necessary to pay interest expense related to Bank Borrowings, 5.3 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 3.2 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

Interest coverage for Bank Borrowings increased year-over-year due to both a decrease in average Bank Borrowings relative to average interest-earning assets and a decrease in the interest rate paid on Bank Borrowings. Cumulative interest coverage for Senior Notes increased year-over-year due primarily to the decrease in interest expense related to Bank Borrowings being more than offset by an increase in interest expense related to the issuance of additional Senior Notes. Cumulative interest coverage for Junior Notes saw a modest increase year-over-year due to a $1.2 million increase in other income during the fourth quarter, as the Company offset a onetime loss on the sale of two rental properties with its allowance for loan losses, which increased the interest coverage for all three classes of debt.

Income Statement

Net Income. Net income was $1,089,327 for the quarter ended June 30, 2021, an increase of $173,914, or 19.0%, from $915,413 in the prior quarter, and an increase of $533,053, or 95.8%, from $556,274 during the same quarter in the prior year.

The year-over-year increase in net income was primarily attributable to a decrease in interest expense related to the conversion of all Junior Notes to Series C Equity during the quarter. Other significant drivers were the elimination of Incentive Fees payable to the Manager, a 56.1% year-over-year increase in professional fees related to the Company's recapitalization, and a 97.4% decline in real estate holding costs related to the sale of all of the Company's Rental Properties.

Net Interest Margin and Net Interest Rate Spread. Net interest margin for the quarter ended June 30, 2021 was 9.889% compared to 9.164% and 7.724% for the quarters ended March 31, 2021 and June 30, 2020, respectively. Similarly, the net interest rate spread for the quarter ended June 30, 2021 was 7.547% compared to 7.097% and 6.789% for the quarters ended March 31, 2021 and June 30, 2020, respectively. See table below "Average Balances and Yields" for additional details.

The net interest margin and net interest rate spread increased year-over-year and quarter-over-quarter, reflecting a decline in the company's blended yield paid on interest-bearing liabilities due to a reduction in the interest rate paid on Senior Notes and Bank Borrowings, which more than offset a modest decline in the Company's blended yield earned on interest-earning assets. The net interest margin saw a further increased year-over-year and quarter-over-quarter from a reduction in total interest expense related to the conversion of Junior Notes into Series C Equity during the quarter. See "Interest Income" and "Interest Expense" below for additional details.

Interest Income. For the quarter ended June 30, 2021, total interest income was $3,064,441, an increase of $139,109, or 4.8%, from $2,925,332 during the prior quarter, and an increase of $381,008, or 14.2%, from $2,683,433 during the same period in the prior year.

The Company's average interest-earning assets increased by $3.7 million, or 3.8%, to $100.3 million during the quarter ended June 30, 2021, from an average of $96.7 million during the prior quarter. The yield earned on interest-earning assets decreased 2 basis points during the same period to 12.252% from 12.275%.

Average interest-earning assets increased $15.0 million, or 17.5%, year-over-year to $100.3 million during the quarter, from an average of $96.7 million during the same quarter in the prior year. The yield earned on average interest-earning assets declined 53 basis points to 12.252% during the quarter from 12.785% during the same quarter in the prior year.

The increase in average interest earning assets quarter-over-quarter and year-over-year was primarily attributable strong loan demand, as a result of strong residential real estate resale activity, which more than offset loan payoffs. The decline in yield earned is a result of older, higher-yielding loans being replaced by newer loans made at lower interest rates. The decline in industry loan pricing that we witnessed over the past 7 years seems to be at or near

bottom. The Company decided in 2016 to lower its loan pricing to gain and retain higher quality borrowers to mitigate risk. We have been successful in this regard and plan to continue with this strategy.

The average daily balance of cash during the quarter ended June 30, 2021 was $757,522, compared to $625,219 and $451,421 for the quarters ended March 31, 2021, and June 30, 2020, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense decreased $150,595, or 20.3%, to $590,835 for the quarter ended June 30, 2021 from $741,430 during the prior quarter, and decreased $471,288, or 44.4%, from $1,062,123 during the same quarter in the prior year. The average cost of interest-bearing liabilities was 4.704% during the quarter ended June 30, 2021, a decrease of 47 basis points from 5.178% during the prior quarter, and a decrease of 129 basis points from 5.996% during the same quarter in the prior year.

Interest expense on the Company's Junior Notes was $0 for the quarter ended June 30, 2021, as the result of the Company converting Junior Notes to Series C Equity on February 1, 2021. This compares to interest expense of $127,489 during the prior quarter, and $409,370 during the same quarter in the prior year. The average yields paid on Junior Notes for the quarters ending March 31, 2021, June 30, 2020 were 6.144%, and 7.096%, respectively. In May 2019 the Company began refinancing maturing Junior Notes from 8% to 7%, and all outstanding Junior Notes were refinanced by October 2019. In November 2020, the Company began refinancing maturing Junior Notes from 7% to 6%. All outstanding Junior Notes were converted to 6% Preferred Series C Equity effective February 1, 2021 as part of the Company's recapitalization. See "Junior Notes" below and "Recapitalization Summary" above for additional details.

Interest expense on the Company's Senior Notes was $352,208 for the quarter ended June 30, 2021, an increase of $28,211, or 8.7%, from $317,607 during the prior quarter, and an increase of $162,373, or 85.5%, from $331,919 during the same quarter in the prior year. The average yields paid on Senior Notes for the quarters ending June 30, 2021, March 31, 2021 and June 30, 2020 were 4.999%, 5.215% and 6.083%, respectively. See "Senior Notes" below for additional details.

Interest expense on the Company's line of credit ("Bank Borrowings") was $258,916 during the quarter ended June 30, 2021, a decrease of 37,418 or 12.6%, from 296,334 during the prior quarter, and a decrease of $41,629, or 13.9%, from $300,545 for the same quarter in the prior year. The average interest rate paid on Bank Borrowings for the quarters ending June 30, 2021, March 31, 2021 and June 30, 2020 were 4.374%, 4.816%, and 4.883%, respectively.

The year-over-year decrease in interest rate paid on Bank Borrowings primarily reflects the more favorable financing terms provided by the Company's new bank lender. On May 5, 2021,the Company refinanced its $40 million credit facility with Western Alliance Bank with a new $40 million credit facility provided by Umpqua Bank. The new credit facility is substantially the same but offers the Company more attractive pricing. The Western Alliance Bank financing was priced at the greater of 1-Month LIBOR plus 3.125% or 4.75% (floor rate), compared to the Umpqua Bank financing priced at the greater of 1-Month LIBOR plus 2.750% or 4.00% (floor rate). See "Bank Borrowings" below for additional details.

Net Interest Income. Net interest income for the quarter ended June 30, 2021 was $2,473,606, an increase of $289,704, or 13.3%, from $2,183,902 during the prior quarter, and an increase of $852,296, or 5.6%, from $1,621,310 during the same quarter in the prior year.

The quarter-over-quarter and year-over-year increase in net interest income was primarily attributable to a reduction in total interest expense related to the conversion of Junior Notes into Series C Equity during the first quarter. However, the quarter-over-quarter increase in net interest income was also attributable to a 45 basis point increase in the net interest rate spread coupled with an increase in average interest-earning assets of 3.8%, and the year-over-year increase in net interest income was also attributable to a 76 basis point increase in the net interest rate spread coupled with an increase in average interest-earning assets of 17.5%.

Other Income. For the quarter ended June 30, 2021, other income was $77,275, a decrease of $75,500, or 49.4%, from $152,775 during the prior quarter, and an increase of $48,381, or 167.4%, from $28,894 during the same period of the prior year. Other income generally includes late payment fees and default interest related to Non-Performing Loans, income from REO assets, and reversals in the allowance for loan losses used to offset losses on the sale of REO assets. We expect this income to vary between periods driven by the number of Non-Performing Loans, timing of Non-Performing Loan payoffs, collectability of default interest and late fees on Non-Performing Loans, and the profitability of REO asset sales.

The decrease in other income quarter-over-quarter was primarily attributable to no charge offs taken during the quarter and a reduction in loan fees income related to non-performing loans. The increase in other income year-over-year was primarily attributable to an increase in loan fee income related to non-performing loans. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

Non-Interest Expense. For the quarter ended June 30, 2021, non-interest expense was $1,460,055, an increase of $62,811, or 4.5%, from $1,397,244 during the prior quarter, and an increase of $196,973, or 15.6%, from $1,263,082 during the same period in the prior year.

The increases quarter-over-quarter and year-over-year in non-interest expense were primarily driven by an increase in the provision for loan losses expense, as the Company worked to rebuild its allowance for loan losses following the charge offs during 2020 related to the sale of the Company's rental portfolio, and the need to increase the allowance for loan losses to account for overall loan portfolio growth. In addition, the loan servicing expense increase as a result of overall loan portfolio growth.

Provision for Loan Losses. Based on our analysis of loan portfolio performance, portfolio growth, and potential market risk, the Company recorded a provision of $477,541 for the quarter ended June 30, 2021, a provision of $311,413 for the quarter ended March 31, 2021, and a provision of $261,816 for the quarter ended June 30, 2020. The allowance for loan losses was $1,261,491, or 1.1% of total unpaid principal balance (UPB) at June 30, 2021, compared to $783,951, or 0.8% of total UPB at March 31, 2021, and as compared to $1,589,237, or 2.0% of total UPB, at June 30, 2020.

Total Delinquent Loans were $884,059, or 0.8% of the total UPB, at June 30, 2021 compared to $882,816, or 0.9% of total UPB, at March 31, 2021 and $2,364,548, or 1.3% of the total UPB at June 30, 2020. The allowance for loan losses reflects the estimate we believed to be appropriate to cover probable incurred losses inherent in the loan portfolio at June 30, 2021, March 31, 2021, and June 30, 2020. See "Asset Quality" below for a discussion of Non-Performing Loans and REO assets.

It is important to point out that on average Delinquent Loans and Non-Performing Loans generate additional profits for the Company through the return of principal, accrued interest and additional late fees and default interest. Therefore, the percentage of Non-Performing Loans are not necessarily correlated to the amount of charge offs expected by the Company.

Franchise Fees and Income Taxes. Franchise fees for the quarter ended June 30, 2021 totaled $1,499, as compared to $457 during the prior quarter and $597 during the same quarter in the prior year. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax.

Balance Sheet, Liquidity and Capital Resources

Total assets. Total assets increased $15.3 million, or 15.9%, to $11.5 million as of June 30, 2021 from $96.3 million at March 31, 2021, and increased $21,628,228, or 24.1%, from $89.9 million at June 30, 2020.

Total assets were up quarter-over-quarter and year-over-year reflecting strengthening loan demand and loan portfolio growth, which more than offset accelerated Portfolio Loan payoffs resulting from continued robust property resale activity. Net mortgage loans receivable increased to $108.8 million as of June 30, 2021, an increase of $15.5 million, or 16.6%, from $93.3 million in the prior quarter, and an increase of $30.6 million, or 39.1%, from $78.2 million in the prior year.

Equity. As of June 30, 2021, March 31, 2021, and June 30, 2020, the Company's equity balance was $48.1 million (43.1% of total assets), $47.2 million (49.0% of total assets), and $21.4 million (20.5% of total assets), respectively. As of June 30, 2021, Series A Equity equaled $2.6 million (2.3% of total assets), Series B Equity equaled $20.5 million (22.3% of total assets), and Series C Equity equaled $24.9 million (22.3% of total assets).

The Company's equity increased significantly year-over-year as a result of the Junior Notes converting to Series C equity, effective February 1, 2021. The line of credit loan covenants with Western Alliance Bank require the Company to maintain a minimum of $20 million of equity. The Company's Maximum Debt Covenant requires equity to be no less than 20% of total assets. The Company's Class Limitation Covenant requires the sum of Series A Equity and Series B Equity to be no less than 20% of total assets. As of June 30, 2021, the Company was in compliance with all covenants.

Bank Borrowings. As of June 30, 2021, March 31, 2021, and June 30, 2020, the net unpaid line of credit balance was $31.2 million (28.0% of total assets), $21.0 million (21.9% of total assets), and $18.4 million (20.5% of total assets), respectively.

For the quarters ending June 30, 2021, March 31, 2021, and June 30, 2020, the average line of credit balance and utilization during these periods was $23.7 million (59.4% utilization), $25.0 million (62.4% utilization), and $25.0 million (62.6% utilization), respectively. The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company's Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

On May 5, 2021, the Company refinanced its $40 million credit facility provided by Western Alliance Bank with a new $40 million credit facility provided by Umpqua Bank. The new credit facility is substantially the same but offers the Company more attractive pricing. The Western Alliance Bank financing was priced at the greater of 1-Month LIBOR plus 3.125% or 4.75% (floor rate), compared to the Umpqua Bank financing priced at the greater of 1-Month LIBOR plus 2.750% or 4.00% (floor rate). See "Bank Borrowings" below for additional details.

Senior Notes. The Securities and Exchange Commission qualified the Senior Secured Demand Notes offering ("Senior Notes") effective February 23, 2018, and the Company began issuing Senior Notes on March 1, 2018. As of June 30, 2021, Senior Notes were $29.4 million (26.3% of total assets) compared to $25.4 million (26.4% of total assets) as of March 31, 2021 and $24.9 million (27.7% of total assets) as of June 30, 2020. During the third quarter of 2020, the Company announced that it would be lowering the interest rate on all Senior Notes from 6.0% to 5.5% on November 25, 2020 and reducing the interest rate again from 5.5% to 5.0% on February 23, 2021. As of June 30, 2021, the interest rate on Senior Notes was 5.0%.

Junior Notes. As of June 30, 2021, Junior Notes were $0.0 million (0.0% of total assets). This compares to $0.0 million (0.0% of total assets) as of March 31, 2020 and $23.4 million (26.1% of total assets) as of June 30, 2020. Starting in October 2020, the Company began refinancing maturing Junior Notes from 7% to 6%. On February 1, 2021 all Junior Notes were converted to Series C Equity as part of the Company's recapitalization. See "Recapitalization Summary" above for additional details.

Portfolio Roll Forward Analysis. The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company. To help analyze the velocity of this cash flow the Company performs a monthly loan portfolio roll forward analysis. This analysis evaluates the number of active loans and the principal balance of those loans at the beginning of each month, and the dollar volume of principal advances made, and principal payments received by the Company during each month. With this information, the Company can analyze historical monthly cash flows related to loan portfolio funding and payoffs and calculate the number of days required for the loan portfolio to turn over or to pay off in full, assuming the Company stopped making new loans and the historical principal payment velocity remained constant.

ROLL FORWARD ANALYSIS						
Month	Number of Loans	Principal Beginning Balance	Principal Advances	Principal Payments	Principal Ending Balance	Days to Turnover (1)
Jan-19	191	68,590,539	6,080,321	(4,320,400)	70,350,460	476
Feb-19	191	70,350,460	10,040,486	(11,136,555)	69,254,391	190
Mar-19	191	69,254,391	8,983,361	(9,983,533)	68,254,220	208
Apr-19	191	68,254,220	6,846,469	(9,443,946)	65,656,743	217
May-19	199	65,656,743	11,138,381	(8,405,752)	68,389,372	234
Jun-19	205	68,389,372	11,813,492	(7,659,232)	72,543,633	268
Jul-19	229	72,543,633	15,158,077	(5,849,558)	81,852,152	372
Aug-19	237	81,852,152	10,651,305	(8,345,992)	84,157,464	294
Sep-19	246	84,157,464	13,296,197	(8,969,111)	88,484,550	281
Oct-19	247	88,484,550	10,280,040	(9,378,481)	89,386,110	283
Nov-19	251	89,386,110	8,883,185	(8,631,263)	89,638,032	311
Dec-19	251	89,638,032	13,115,768	(12,947,922)	89,805,878	208
Total		916,557,665	126,287,083	(105,071,744)	Average # Days	262
Jan-20	247	89,805,878	7,748,381	(12,157,961)	85,396,298	222
Feb-20	254	85,396,298	8,813,961	(8,730,654)	85,479,606	293
Mar-20	253	85,479,606	12,941,202	(11,104,564)	87,316,244	231
Apr-20	256	87,316,244	8,816,811	(7,639,845)	88,493,209	343
May-20	242	88,493,209	9,194,335	(15,357,101)	82,330,443	173
Jun-20	232	82,330,443	9,315,760	(11,369,759)	80,276,444	217
Jul-20	226	80,276,444	12,215,587	(16,043,839)	76,448,192	150
Aug-20	257	76,448,192	15,528,868	(7,540,724)	84,436,335	304
Sep-20	250	84,436,335	9,966,202	(13,715,931)	80,686,606	185
Oct-20	272	80,686,606	15,733,586	(8,653,384)	87,766,809	280
Nov-20	274	87,766,809	15,649,182	(14,681,596)	88,734,395	179
Dec-20	276	88,734,395	16,424,545	(13,110,535)	92,048,404	203
Total		1,017,170,458	142,348,421	(140,105,895)	Average # Days	218
Jan-21	297	92,048,404	13,806,815	(8,178,815)	97,676,405	338
Feb-21	286	97,676,405	10,873,766	(11,833,423)	96,716,748	248
Mar-21	292	96,716,748	17,355,894	(19,288,483)	94,784,159	150
Apr-21	292	94,784,159	18,224,524	(17,472,219)	95,536,464	163
May-21	310	95,536,464	18,857,004	(14,878,529)	99,514,939	193
Jun-21	321	99,514,939	23,517,488	(12,168,981)	110,863,446	245
Total		576,277,119	102,635,491	(83,820,450)	Average # Days	206

(1) Days to turnover is calculated by dividing the monthly beginning principal balance by the monthly principal payments received and then multiplying by 30 days.

During the three six ended June 30, 2021 the principal balance of the Company's loan portfolio ranged from $92.0 million to $110.8 million, and the Company made principal advances of $102.6 million related to new or existing Portfolio Loans and received principal payments of $83.8 million related to Portfolio Loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 206 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw an acceleration in monthly principal advances during the quarter, primarily reflecting an increase in the number of Portfolio Borrowers. The increase in number of Portfolio Borrowers was the result of marketing activities initiated three to six month prior.

By comparison, during the year ended December 31, 2020 the principal balance of the Company's loan portfolio ranged from $76.5 million to $92.0 million, and the Company made principal advances of $142.3 million related to new or existing Portfolio Loans and received principal payments of $140.1 million related to Portfolio Loan payoffs. Based on

the average monthly principal balance and principal payments received, on average it would take approximately 218 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw no material change to the rate of principal payments during 2020. Principal advances declined during the second quarter of 2020 as some Portfolio Borrowers paused starting new projects until the effect of the COVID-19 pandemic on residential real estate could be assessed. During the second half of the year, principal advances increased as Portfolio Borrowers determined that the residential real estate market was performing well. The monthly and yearly change in the average number of days for the Company's Portfolio Loans to pay off in full reflects the normal ebbs and flows of portfolio loan funding and payoffs with no discernable trends.

By comparison, during the year ended December 31, 2019 the principal balance of the Company's loan portfolio ranged from $65.7 million to $89.8 million, and the Company made principal advances of $126.3 million related to new or existing Portfolio Loans and received principal payments of $105.1 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 262 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw no material change to the rate of principal payments during 2019. Principal advances increased during the second half of the year, as a result of increased borrower marketing and corresponding new loan origination. The monthly and yearly change in the average number of days for the Company's Portfolio Loans to pay off in full reflects the normal ebbs and flows of portfolio loan funding and payoffs with no discernable trends.

Asset Quality

Allowances for loan losses. As of June 30, 2021, the Company's allowance for loan losses balance was $1,261,491, or 1.1% of the unpaid principal balance (UPB) of Portfolio Loans. During the quarter ended June 30, 2021, the Company recognized a $477,541 provision-for-loan-losses and no charge-offs against its allowance for loan losses. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

By comparison, during the quarter ended March 31, 2021, the Company recognized a $266,413 provision-for-loan-losses expense and a charge off of $33,499 against its allowance for loan losses related to the sale of two Rental Properties.

By comparison, during the quarter ended June 30, 2020 the Company recognized a $261,816 provision-for-loan-losses expense and no charge-offs against its allowance for loan losses.

The year-over-year increase in provision-for-loan-losses expense was a result of continued loan portfolio growth and the Company's decision to increase its provision-for-loan-losses expense to rebuild its allowance for loan losses following the charge offs taken during 2020 related to the sale of the Company's rental portfolio.

As of June 30, 2021, the total amount of loans charged off by the Company since inception (April 2009) totaled $2,717,942, or 0.26% of total loans originated ($1,027,090). See "Provision for Loan Losses" above for additional details.

Delinquent Loans, Real Estate Owned and Rental Properties. The following definitions are used when categorizing the Company's Delinquent, non-performing, Non-Accruing, Impaired and Real Estate Owned assets:

(1) ***Delinquent Loan:*** A loan with a monthly payment that is 30 days or more past due.
(2) ***Non-Performing Loan:*** A Delinquent Loan that is in the foreclosure process but still accruing interest.
(3) ***Non-Accruing Loan:*** A Delinquent Loan that is in the foreclosure process but no longer accruing interest. The accrual of interest on a loan is discontinued when, in management's judgment, the future collectability of principal or interest is in doubt. Loans placed on non-accrual status may or may not be contractually past due at the time of such determination.
(4) ***Impaired Loan:*** A Delinquent Loan in which the estimated net proceeds from the disposition of the collateral (from auction sale or otherwise) is insufficient to cover the total principal, unpaid accrued interest and foreclosure fees due. Impaired Loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or the fair market value of the collateral if the loan is collateral dependent. Impaired Loans are currently measured at lower of cost or fair value. Impaired Loans are charged

to the allowance for loan losses when management believes, after considering economic and business conditions, collection efforts and collateral position that collection of principal is not probable.

(5) ***Real Estate Owned ("REO"):*** Real estate that becomes an asset of the Company following a foreclosure sale or through a deed in lieu of foreclosure that is held for sale.

(6) ***Rental Properties:*** Real estate that the Company holds for use.

The Company's policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as delinquent for the first 90 days and then to categorize the loan as non-performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days, or longer if the borrower files bankruptcy or contests the foreclosure judicially). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

When a loan becomes non-performing and the foreclosure process is initiated, accounting rules require the Company to continue to accrue interest monthly on the Non-Performing Loan, if the manager believes in good faith that the net proceeds from the disposition of the collateral, through foreclosure sale or otherwise, will be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due. In contrast, if the manager, at any time, believes that the net proceeds from the disposition of the collateral may not be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due, then accounting rules require the manager to stop accruing interest on the loan. Only this type of loan will be classified as a Non-Accruing Loan. Finally, if for whatever reason, the net proceeds from the disposition of the collateral are estimated to be insufficient to pay the principal, unpaid accrued interest and foreclosure fees due, then the loan will be classified as an Impaired Loan. Accounting rules require that the shortfall related to an Impaired Loan be booked against the Company's allowance for loan losses.

The following table provides information associated with the Company's Delinquent, Non-Performing, Non-Accruing, Impaired and Charged Off loans:

Delinquent Loans					
As of 06/30/2021	Unpaid Principal Balance	Unpaid Accrued Interest	Estimated Value	Loan to Value	Accrual Status
Oakland, CA (Alameda)	884,059	45,628	1,350,000	69%	Non Performing
Total	884,059	45,628	1,350,000		

(1) New delinquent loan.
(2) Additional fees collected are net of additional expenses incurred.
(3) Amounts charged off are charged off against the allowance for loan losses.

During the quarter ended June 30, 2021, no new loans became Delinquent and no Delinquent Loans paid off. As of June 30, 2021, the Company had 1 Delinquent Loan totaling $884,059 (0.8% of total UPB), comprised of 1 accruing loan. Based on our valuation analysis as of June 30, 2021, the Company does not expect to charge off this loan against its allowance for loan losses.

While we are not concerned about the long-term financial impact of these Delinquent Loans on portfolio performance, we continue to analyze them as part of our ongoing process to improve our internal policies and procedures.

The following table provides information associated with the Company's Real Estate Owned and Rental Properties:

Real Estate Owned Assets					
As of 06/30/2021	Cost Basis	REO Expense (during quarter)	REO Source	Acquisition Date	Exit Strategy
Oakland, California (Alameda)	1,881,701	2,696	Foreclosure	6/1/2018	Rehab and Sell
Total	1,881,701	2,696	-		

(1) Cost basis of Rental Properties is net of accumulated depreciation.

During the quarter ended June 30, 2021, no new REO asset were acquired and no REO asset were sold. As of June 30, 2021, the Company had REO asset inventory of $1.9 million (1.7% of total assets) comprised of 1 property located in Alameda County, California. This property is ready for sale pending the issuance of a public works permit by the City of Oakland. Based on our valuation analysis as of June 30, 2021, the Company does not expect to take a charge-off on this property.

Assets acquired through or in lieu of foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell, establishing a new cost basis. After foreclosure, valuations are performed at least annually, and the real estate assets are carried at the lower of cost or fair value less estimated costs to sell. REO asset revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Portfolio Loan Characteristics

Project Type. As of June 30, 2021, the percentage of unpaid principal balance categorized by project type consisted of 84% Single Family Residential Rehab (291 loans), 9% Single Family Residential New Construction (22 loans), 3% Multi-Family Residential Rehab (2 loans), less than 1% Multi-Family Residential New Construction (2 loans), 3% Commercial (3 loans), and 1% Land Entitlements (1 loan).

By comparison, as of March 31, 2020, the percentage of unpaid principal balance categorized by project type consisted of 85% Single Family Residential Rehab (268 loans), 5% Single Family Residential New Construction (15 loans), 3% Multi-Family Residential Rehab (2 loans), 1% Multi-Family Residential New Construction (2 loans), 6% Commercial (5 loans), and no Land Entitlements (0 loans).

By comparison, as of June 30, 2020, the percentage of unpaid principal balance categorized by project type consisted of 81% Single Family Residential Rehab (207 loans), 8% Single Family Residential New Construction (17 loans), 4% Multi-Family Residential Rehab (2 loans), 1% Multi-Family Residential New Construction (2 loans), 6% Commercial (3 loans), and les than 1% Land Entitlements (1 loan).

It is important to point out that the Company is not seeking out land entitlement loans. These loans represent phase one of two phase construction projects on either single family or multi-family residential structures.

Geographical Distribution. As of June 30, 2021, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 3%, California 43%, Colorado 8%, Florida 1%, Illinois 1%, Maryland 2%, Missouri 2%, Oregon 14%, Texas 13%, Utah 2%, and Washington 8%.

By comparison, as of March 31, 2021, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 1%, California 42%, Colorado 7%, Georgia 1%, Illinois 1%, Maryland 2%, Missouri 1%, North Carolina 1%, Oregon 18%, Texas 12%, Utah 3%, and Washington 9%.

By comparison, as of June 30, 2020, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 1%, California 49%, Colorado 7%, Georgia 1%, Illinois 1%, Indiana 1%, Maryland 1%, North Carolina 1%, Oregon 20%, Texas 4%, Utah 2%, Virginia 1%, and Washington 12%.

The Company believes that the benefits of geographic diversity outweigh the risks associated with managing a wide geographic distribution of borrowers and real estate collateral. Specifically, the Company evaluates and adjusts its loan program offerings to borrowers in those states that offer better investment returns per unit of risk. Some of the

variables evaluated by the Company in making the decision to expand or contract in a specific geographic market include the competitive pricing pressure from competing lenders, availability of borrower projects, the margins on those borrower projects and trends in regional economic activity. In addition, the Company believes that lending in non-judicial foreclosure states is less risky, generally, than lending in judicial foreclosure states because the amount of time and expense required to foreclose nonperforming loans in non-judicial states is less. As of June 30, 2021, March 31, 2021, June 30, 2020, the percentage of loan portfolio UPB secured by property located in non-judicial states was 98%, 98% and 97%, respectively.

Borrowers. As of June 30, 2021, the portfolio consisted of 321 active loans provided to 174 borrowers. The average number of loans per borrower was 1.8 loans. The largest borrower represented 5.1% of the unpaid principal balance ("UPB") while the top 3 borrowers represented 12.6% of UPB.

By comparison, as of March 31, 2021, the portfolio consisted of 292 active loans provided to 183 borrowers. The average number of loans per borrower was 1.6 loans. The largest borrower represented 4.4% of the unpaid principal balance ("UPB") while the top 3 borrowers represented 11.4% of UPB.

By comparison, as of June 30, 2020, the portfolio consisted of 232 active loans provided to 160 borrowers. The average number of loans per borrower was 1.5 loans. The largest borrower represented 5.2% of the UPB while the top 3 borrowers represented 11.7% of UPB.

Portfolio Age. As of June 30, 2021, the age distribution of the 321 active Portfolio Loans was as follows: 244 loans within 0-6 months (76% of the unpaid principal balance "UPB"), 33 loans within 6-9 months (11% of UPB), 25 loans within 9-12 months (9% of UPB) and 19 loans greater than 12 months (9% of UPB).

By comparison, as of March 31, 2021, the age distribution of the 292 active Portfolio Loans was as follows: 210 loans within 0-6 months (65% of the unpaid principal balance "UPB"), 42 loans within 6-9 months (14% of UPB), 11 loans within 9-12 months (4% of UPB) and 29 loans greater than 12 months (17% of UPB).

By comparison, as of June 30, 2020 the age distribution of the 232 active Portfolio Loans was as follows: 146 loans within 0-6 months (48% of UPB), 30 loans within 6-9 months (11% UPB), 26 loans within 9-12 months (14% of UPB) and 30 loans greater than 12 months (27% of UPB).

Portfolio Turnover. During the quarter ended June 30, 2021, the Company originated 164 new Portfolio Loans and saw 135 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended March 31, 2021, the Company originated 143 new Portfolio Loans and saw 127 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended June 30, 2020 the Company originated 94 new Portfolio Loans and saw 115 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

As of June 30, 2021, the Company had originated 3,533 loans since inception (April 1, 2009) of which 3,212 had paid off, including 44 loans that had become REO properties through either the foreclosure or deed in lieu process, resulting in a net 292 active Portfolio Loans.

Loan Size. As of June 30, 2021, the average and median loan sizes were $345,369 and $252,000, up $20,766 and up $14,089 from the average and median loan sizes of $324,603 and $237,911 at March 31, 2021, and down $650 and up $20,450 from the average and median loan sizes of $346,019 and $231,550 at June 30, 2020, respectively.

Cautionary Note Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as "may," "should," "expects," "plans," "believes," "estimates," "predicts," "potential," and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and

business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this report are made as of the date of this report, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this report are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements

The historical results described in this report with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this report are based on historical examples and the Company's estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

About Iron Bridge Mortgage Fund, LLC

Iron Bridge Mortgage Fund, LLC was formed in 2009 as an Oregon limited liability company for the purpose of making loans to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate throughout the United States. The Company is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company, which is owned by Gerard Stascausky and operated by Gerard Stascausky and Sarah Gragg Stascausky. Gerard Stascausky and Sarah Gragg Stascausky combined bring to the Company over 20 years of investment banking experience and have been working in the distressed real estate investment industry since 2004.

The Company's primary business is to provide commercial purpose loans for the acquisition and rehabilitation of distressed residential and commercial real estate as well as to provide opportunistic financing for real estate development and construction. The Company's primary source of funding is private equity, private debt and bank borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past.

The Company primarily originates and structures its own loans, with such loans being secured by first lien deeds of trust or mortgages. However, the Company may also take title to properties (either directly or through a wholly owned subsidiary) to facilitate prompt acquisitions from trustees at auction, pre-foreclosure acquisitions from defaulting borrowers, or any other real estate acquisition in which the Company believes taking title to the property is in the best interest of the Company. The wholly owned subsidiary may provide the Company a level of liability protection on owned assets, while preserving the Company's economic interests.

For more information visit our website: www.ironbridgelending.com

IRON BRIDGE MORTGAGE FUND

AVERAGE BALANCES AND YIELDS

	For the Three Months Ended								
	June 30, 2021			March 31, 2021			June 30, 2020		
	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield
Interest-earning assets									
Bank deposits	$ 757,522	-	-	$ 625,219	-	-	$ 451,421	-	-
Portfolio loans	99,568,455	$ 3,064,441	12.345%	96,026,930	$ 2,925,332	12.355%	84,906,768	$ 2,683,433	12.852%
Total interest-earning assets	100,325,978	3,064,441	12.252%	96,652,149	2,925,332	12.275%	85,358,189	2,683,433	12.785%
Allowance for loan losses	(902,510)			(361,895)			(1,430,536)		
Non-interest earning assets (3)	1,292,170			1,681,371			10,183,877		
Total Assets	100,715,638			97,971,625			94,111,530		
Interest-bearing liabilities									
Junior Notes	-	-	0.000%	8,415,512	127,489	6.144%	23,460,767	409,370	7.096%
Senior Notes	26,631,283	331,919	4.999%	24,701,646	317,607	5.215%	23,546,640	352,208	6.083%
Bank Borrowings	23,743,815	258,916	4.374%	24,954,460	296,334	4.816%	25,030,971	300,545	4.883%
Total interest-bearing liabilities	50,375,098	590,835	4.704%	58,071,618	741,430	5.178%	72,038,377	1,062,123	5.996%
Non-interest bearing liabilities (4)	2,929,613			2,684,853			998,728		
Shareholders' equity	47,410,926			37,215,154			21,074,425		
Total liabilities and shareholders' equity	$ 100,715,638			$ 97,971,625			$ 94,111,530		
Net interest income		$ 2,473,606			$ 2,183,902			$ 1,621,310	
Net Interest rate spread (5)			7.547%			7.097%			6.789%
Net interest margin (6)			9.889%			9.164%			7.724%
Ratio of interest-earning assets to interest bearing liabilities			1.99			1.66			1.18

IRON BRIDGE MORTGAGE FUND

BALANCE SHEET

	Dec 31, 2018	Mar 31, 2019	June 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	June 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	June 30, 2021
Assets											
Cash and cash equivalents	$ 588,576	$ 656,628	$ 538,533	$ 633,764	$ 880,205	$ 643,444	$ 721,249	$ 1,105,132	$ 424,361	$ 321,007	$ 33,463
Mortgage interest receivable	705,950	694,492	623,057	726,897	811,812	767,435	748,074	730,014	847,165	756,917	832,550
Mortgage loans receivable, net	67,316,102	66,905,074	71,053,233	86,840,963	88,122,933	85,393,605	78,195,144	78,729,145	90,908,306	93,309,702	108,793,835
Real estate held for sale	3,315,361	2,876,573	2,161,624	2,340,802	1,776,281	3,280,820	3,210,162	1,839,487	1,881,701	1,881,701	1,881,701
Rental property, net	6,414,813	6,549,528	7,087,303	7,096,340	7,111,371	7,084,524	7,038,692	6,972,937	733,355	-	-
Total assets	$ 78,340,802	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602	$ 97,169,828	$ 89,913,321	$ 89,376,715	$ 94,794,888	$ 96,269,327	$ 111,541,549
Liabilities											
Accounts payable and other accrued liabilities	$ 34,196	$ (8,954)	$ 20,172	$ 44,199	$ 76,918	$ 43,212	$ 124,458	$ 113,591	$ 107,415	$ 134,677	$ 84,017
Servicer fees payable	181,531	177,072	176,796	211,718	230,750	219,517	203,026	209,745	232,400	248,545	262,606
Incentive fees payable	40,630	42,120	35,783	34,821	39,684	7,595	7,616	8,297	873	-	-
Interest payable	350,453	335,674	313,847	370,771	377,506	362,880	334,188	338,264	319,363	201,275	195,100
Notes payable - junior notes	28,386,836	28,836,841	24,746,610	24,394,658	24,924,078	24,212,349	23,446,138	24,066,270	23,843,628	-	-
Notes payable - senior notes	8,066,007	9,577,358	17,346,712	18,045,900	20,914,989	22,323,988	24,862,216	24,716,383	24,229,442	25,371,849	29,389,128
Line of credit, net	20,778,689	18,288,904	18,213,863	33,550,321	30,548,052	28,705,380	18,439,699	16,410,657	22,201,226	21,046,848	31,195,342
Deferred interest	178,348	197,974	196,801	346,659	407,599	269,528	1,106,146	1,798,196	2,135,113	2,100,969	2,355,111
Total liabilities	58,016,690	57,446,989	61,050,584	76,999,047	77,519,576	76,144,449	68,523,487	67,661,403	73,069,460	49,104,163	63,481,304
Members' equity	20,324,112	20,235,306	20,413,166	20,639,719	21,183,026	21,025,379	21,389,834	21,715,312	21,725,428	47,165,164	48,060,245
Total liabilities and members' equity	$ 78,340,802	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602	$ 97,169,828	$ 89,913,321	$ 89,376,715	$ 94,794,888	$ 96,269,327	$ 111,541,549

Footnotes

The amounts provided in the financial statements through December 31, 2020 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2021 have not been audited. Audited financial statements for the fiscal year 2021 will be available during the first quarter of 2022.

IRON BRIDGE MORTGAGE FUND
INCOME STATEMENT

	2018	Jan - Mar 19	Apr - Jun 19	Jul - Sep 19	Oct - Dec 19	2019	Jan - Mar 20	Apr - Jun 20	Jul - Sep 20	Oct - Dec 20	2020	Jan - Mar 21	Apr - Jun 21
Revenues													
Mortgage interest income	$ 10,180,734	$ 2,379,060	$ 2,288,780	$ 2,676,435	$ 2,929,355	$ 10,273,630	$ 2,750,479	$ 2,683,433	$ 2,558,332	$ 2,779,079	$ 10,771,323	$ 2,925,332	$ 3,064,441
year / year %	-6.1%	0.9%	-6.9%	-0.2%	9.1%	0.9%	15.6%	17.2%	-4.4%	-5.1%	4.8%	6.4%	14.2%
quarter / quarter %	na	-11.4%	-3.8%	16.9%	9.4%	na	-6.1%	-2.4%	-4.7%	8.6%	na	5.3%	4.8%
Rental property income	123,333	104,353	132,380	154,612	172,021	563,366	179,597	165,218	160,971	115,059	620,845	9,936	-
year / year %	na	na	na	249.6%	185.3%	356.8%	72.1%	24.8%	4.1%	-33.1%	10.2%	-94.5%	-100.0%
quarter / quarter %	na	73.1%	26.9%	16.8%	11.3%	na	4.4%	-8.0%	-2.6%	-28.5%	na	-91.4%	-100.0%
Other income	625,008	105,942	432,620	160,764	26,157	725,483	86,903	28,894	475,634	1,253,265	1,844,696	152,775	77,275
year / year %	-18.8%	-44.7%	186.6%	20.9%	-82.5%	16.1%	-18.0%	-93.3%	195.9%	4691.3%	154.3%	75.8%	167.4%
quarter / quarter %	na	-29.2%	308.4%	-62.8%	-83.7%	na	232.2%	-66.8%	1546.1%	163.5%	na	-87.8%	-49.4%
Total revenues	10,929,075	2,589,355	2,853,780	2,991,811	3,127,533	11,562,479	3,016,979	2,877,545	3,194,937	4,147,403	13,236,864	3,088,043	3,141,716
year / year %	-5.9%	1.2%	9.0%	4.6%	8.1%	5.8%	16.5%	0.8%	6.8%	32.6%	14.5%	2.4%	9.2%
quarter / quarter %	na	-10.5%	10.2%	4.8%	4.5%	na	-3.5%	-4.6%	11.0%	29.8%	na	-25.5%	1.7%
Operating expenses													
Interest expense	3,966,099	1,019,744	964,617	1,084,391	1,146,446	4,215,198	1,089,206	1,062,123	1,003,075	1,020,169	4,174,573	741,430	590,835
year / year %	-4.9%	14.3%	6.9%	2.4%	3.0%	6.3%	6.8%	10.1%	-7.5%	-11.0%	-1.0%	-31.9%	-44.4%
quarter / quarter %	na	-8.4%	-5.4%	12.4%	5.7%	na	-5.0%	-2.5%	-5.6%	1.7%	na	-27.3%	-20.3%
Servicer fees	2,117,918	524,332	517,564	619,665	690,058	2,351,619	653,993	646,508	617,964	676,673	2,595,138	723,194	757,554
year / year %	-0.4%	5.1%	5.1%	11.0%	21.5%	11.0%	24.7%	24.9%	-0.3%	-1.9%	10.4%	10.6%	17.2%
quarter / quarter %	na	-7.7%	-1.3%	19.7%	11.4%	na	-5.2%	-1.1%	-4.4%	9.5%	na	6.9%	4.8%
Incentive fees	805,848	93,433	92,246	104,516	106,539	396,734	54,901	23,689	25,217	8,883	112,690	895	-
year / year %	-11.4%	-61.0%	-56.6%	-46.5%	-32.7%	-50.8%	-41.2%	-74.3%	-75.9%	-91.7%	-71.6%	-98.4%	-100.0%
quarter / quarter %	na	-41.0%	-1.3%	13.3%	1.9%	na	-48.5%	-56.9%	6.5%	-64.8%	na	-89.9%	-100.0%
Provision for losses on loans	90,275	30,000	414,485	165,430	166,467	776,382	281,754	261,816	219,008	308,412	1,070,990	311,413	477,541
year / year %	59.1%	na	na	372.7%	267.7%	760.0%	839.2%	na	32.4%	85.3%	37.9%	10.5%	82.4%
quarter / quarter %	na	-33.7%	na	-60.1%	0.6%	na	69.3%	na	-16.4%	40.8%	na	1.0%	53.3%
Professional fees	405,165	69,466	73,747	67,183	57,958	268,354	57,296	54,511	62,673	106,285	280,765	197,954	85,118
year / year %	30.5%	-47.7%	-32.7%	-21.1%	-25.3%	-33.8%	-17.5%	-26.1%	-6.7%	83.4%	4.6%	245.5%	56.1%
quarter / quarter %	na	-10.5%	6.2%	-8.9%	-13.7%	na	-1.1%	-4.9%	15.0%	69.6%	na	86.2%	-57.0%
Real estate owned holding costs	221,778	83,672	85,872	91,146	176,047	436,737	189,119	150,691	167,053	155,315	662,178	23,243	3,910
year / year %	-33.6%	192.5%	89.9%	-0.4%	211.7%	96.9%	126.0%	75.5%	83.3%	-11.8%	51.6%	-87.7%	-97.4%
quarter / quarter %	na	48.1%	2.6%	6.1%	93.1%	na	7.4%	-20.3%	10.9%	-7.0%	na	-85.0%	-83.2%
Other	420,329	155,995	102,103	102,925	126,678	487,701	94,976	125,867	112,412	111,382	444,637	140,545	135,932
year / year %	-28.6%	42.8%	-10.9%	1.1%	33.9%	16.0%	-39.1%	23.3%	9.2%	-12.1%	-8.8%	48.0%	8.0%
quarter / quarter %	na	64.8%	-34.5%	0.8%	23.1%	na	-25.0%	32.5%	-10.7%	-0.9%	na	26.2%	-3.3%
Total operating expenses	8,027,412	1,976,642	2,250,634	2,235,256	2,470,193	8,932,725	2,421,245	2,325,205	2,207,402	2,387,119	9,340,971	2,138,674	2,050,890
year / year %	-5.5%	4.0%	19.3%	5.1%	16.9%	11.3%	22.5%	3.3%	-1.2%	-3.4%	4.6%	-11.7%	-11.8%
quarter / quarter %	na	-6.5%	13.9%	-0.7%	10.5%	na	-2.0%	-4.0%	-5.1%	8.1%	na	-10.4%	-4.1%
Operating Margin	26.5%	23.7%	21.1%	25.3%	21.0%	22.7%	19.7%	19.2%	30.9%	42.4%	29.4%	30.7%	34.7%
Other income (expense)													
Gain (loss) on sale of real estate owned	(12,160)	(14,548)	11,675	(115,253)	-	(118,126)	-	4,531	(408,464)	(1,202,158)	(1,606,091)	(33,499)	-
Total other income (expense)	(12,160)	(14,548)	11,675	(115,253)	-	(118,126)	-	4,531	(408,464)	(1,202,158)	(1,606,091)	(33,499)	-
Income before income tax and LLC fees	2,889,503	598,165	614,821	641,302	657,340	2,511,628	595,734	556,871	579,071	558,126	2,289,802	915,870	1,090,826
Income tax and LLC fees	8,517	283	8,304	100	1,167	9,854	2,920	597	8,453	326	12,296	457	1,499
Net income	$ 2,880,986	$ 597,882	$ 606,517	$ 641,202	$ 656,173	$ 2,501,774	$ 592,814	$ 556,274	$ 570,618	$ 557,800	$ 2,277,506	$ 915,413	$ 1,089,327
year / year %	-0.6%	-20.9%	-16.1%	-11.4%	-3.3%	-13.2%	-0.8%	-8.3%	-11.0%	-15.0%	-9.0%	54.4%	95.8%
quarter / quarter %	na	-11.9%	1.4%	5.7%	2.3%	na	-9.7%	-6.2%	2.6%	-2.2%	na	64.1%	19.0%
Net Margin	26.4%	23.1%	21.3%	21.4%	21.0%	21.6%	19.6%	19.3%	17.9%	13.4%	17.2%	29.6%	34.7%

Footnotes

The amounts provided in the financial statements through December 31, 2020 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2021 have not been audited. Audited financial statements for the fiscal year 2021 will be available during the first quarter of 2022.

IRON BRIDGE MORTGAGE FUND LLC
PORTFOLIO ANALYTICS

CAPITALIZATION	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Total Assets	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602	$ 97,317,053	$ 90,050,606	$ 89,493,227	$ 94,794,890	$ 96,269,327	$ 111,541,549
Bank Borrowings (1)	$ 18,288,904	$ 18,213,863	$ 33,550,321	$ 30,548,052	$ 28,705,380	$ 18,439,699	$ 16,410,657	$ 22,201,226	$ 21,046,848	$ 31,195,345
Senior Notes	$ 9,577,358	$ 17,346,712	$ 18,045,900	$ 20,914,989	$ 22,323,988	$ 24,862,216	$ 24,716,383	$ 24,229,442	$ 25,371,849	$ 29,389,128
Junior Notes	$ 28,836,841	$ 24,746,610	$ 24,394,658	$ 24,924,078	$ 24,212,349	$ 23,446,138	$ 24,066,270	$ 23,843,628	$ -	$ -
Equity (Series A, B and C)	$ 20,235,306	$ 20,413,166	$ 20,639,719	$ 21,183,026	$ 21,025,379	$ 21,389,834	$ 21,715,312	$ 21,725,428	$ 47,165,164	$ 48,060,245
Maximum Debt Covenant Calculation (2)	73.0%	74.0%	77.8%	77.4%	77.3%	74.1%	72.8%	74.1%	48.2%	54.3%
Class Limitation (3)										20.7%
PORTFOLIO YIELD & INTEREST COVERAGE	**1Q19**	**2Q19**	**3Q19**	**4Q19**	**1Q20**	**2Q20**	**3Q20**	**4Q20**	**1Q21**	**2Q21**
Interest Coverage - Bank Borrowings	8.0 X	12.1 X	8.5 X	7.7 X	9.2 X	9.6 X	15.2 X	16.6 X	10.4 X	12.1 X
Cummulative Interest Coverage - Sr. Notes	5.7 X	6.7 X	4.8 X	4.4 X	4.6 X	4.4 X	5.5 X	6.7 X	5.0 X	5.3 X
Cummulative Preferred Return Coverage - Series C Equity										3.3 X
Cummulative Preferred Return Coverage - Series B Equity										2.2 X
Average Portfolio Leverage (QTR)	74.1%	73.5%	76.7%	78.2%	77.3%	76.5%	74.0%	74.6%	59.3%	50.0%
Weighted Average Portfolio Yield (QTR) (3)	13.856%	13.508%	13.177%	12.958%	12.876%	12.852%	12.821%	12.575%	12.355%	12.345%
Weighted Average Yield - New Originations (QTR) (3)	13.142%	12.844%	12.252%	12.399%	12.013%	11.874%	12.248%	12.280%	11.281%	11.059%
AVERAGE DAILY BALANCES	**1Q19**	**2Q19**	**3Q19**	**4Q19**	**1Q20**	**2Q20**	**3Q20**	**4Q20**	**1Q21**	**2Q21**
Average Portfolio Loans (UPB) (QTR)	$ 69,634,093	$ 67,962,458	$ 80,585,239	$ 89,691,919	$ 85,914,791	$ 84,906,768	$ 83,470,851	$ 87,920,807	$ 96,026,930	$ 99,568,455
Average Cash (QTR)	$ 626,928	$ 572,862	$ 691,726	$ 667,855	$ 743,704	$ 451,421	$ 753,811	$ 688,546	$ 625,219	$ 757,522
Average Cash Utilization (QTR) (4)	99.1%	99.2%	99.1%	99.3%	99.1%	99.5%	99.1%	99.2%	99.3%	99.2%
Average LOC Daily Balance	$ 20,904,896	$ 16,369,083	$ 25,787,738	$ 32,033,639	$ 26,885,603	$ 25,030,971	$ 17,372,457	$ 20,578,256	$ 24,954,460	$ 23,743,815
Avg LOC Utilization	52.3%	40.9%	64.5%	80.1%	67.2%	62.6%	43.4%	51.4%	62.4%	59.4%
PORTFOLIO TURNOVER	**1Q19**	**2Q19**	**3Q19**	**4Q19**	**1Q20**	**2Q20**	**3Q20**	**4Q20**	**1Q21**	**2Q21**
Loans Originated (QTR)	69	95	121	106	104	94	128	143	143	164
Loans Paid Off (QTR)	65	80	79	101	100	115	110	117	127	135
New REO Assets / Deeds in Lieu	0	1	1	0	2	0	0	0	0	0
Portfolio Loans	191	205	246	251	253	232	250	276	292	321
Total Historical Payoffs	2,244	2,325	2,405	2,506	2,608	2,723	2,833	2,950	3,077	3,212
Total Historical Originations, #	2,435	2,530	2,651	2,757	2,861	2,955	3,083	3,226	3,369	3,533
Total Historical Originations, $	$ 680,923,418	$ 710,721,761	$ 749,827,339	$ 782,106,336	$ 811,609,881	$ 838,936,787	$ 876,647,444	$ 924,454,757	$ 966,491,232	$ 1,027,090,249
LOAN SIZE (UPB)	**1Q19**	**2Q19**	**3Q19**	**4Q19**	**1Q20**	**2Q20**	**3Q20**	**4Q20**	**1Q21**	**2Q21**
Portfolio Loans (UPB)	$ 68,254,220	$ 72,543,633	$ 88,484,550	$ 89,805,878	$ 87,316,244	$ 80,276,444	$ 80,686,606	$ 92,048,404	$ 94,784,159	$ 110,863,446
Average Loan Size	$ 357,352	$ 353,871	$ 359,693	$ 357,792	$ 345,123	$ 346,019	$ 322,746	$ 333,509	$ 324,603	$ 345,369
Median Loan Size	$ 236,637	$ 227,146	$ 250,211	$ 248,993	$ 227,200	$ 231,550	$ 226,429	$ 225,000	$ 237,911	$ 252,000
TTM Average Loan Size	$ 344,484	$ 355,036	$ 359,428	$ 357,177	$ 354,120	$ 352,157	$ 342,920	$ 336,849	$ 331,719	$ 331,557
$0-$100,000	18	21	27	29	26	24	26	32	39	36
$100,001-$200,000	57	58	67	71	80	66	82	91	75	75
$200,001-$300,000	39	49	52	47	50	64	67	62	73	91
$300,001-$500,000	36	39	51	54	53	44	40	44	66	60
$500,001-$1,000,000	33	29	37	39	32	22	25	37	30	47
$1,000,000-$1,500,000	5	5	7	7	7	7	5	5	4	7
$1,500,000-$2,000,000	1	2	3	1	1	1	2	3	3	4
$2,000,000-$2,500,000	1	1	1	2	2	1	2	2	2	1
$2,500,000-$3,000,000	1	1	1	1	2	3	1	0	0	0
$3,000,000+	0	0	0	0	0	0	0	0	0	0

(1) Bank debt and total assets are net of line of credit origination fees.

(2) The Company's operating agreement limits its ability to issue new Class C Equity or Class D Equity or redeem Class A Equity or Class B Equity when the aggregate balance of Class A Equity and Class B Equity is less than 20% of total assets.

(3) Maximum Debt Covenant may not exceed 80% and is calculated as the aggregate amount of debt provided by the Junior Notes, Senior Notes and Bank Borrowings divened by total assets.

(4) Weighted average portfolio yield equals the gross annualized yield for each loan in the portfolio weighted by its unpaid principal balance (UPB).

(5) Average cash utilization is calculated using the average daily cash balance and average daily UPB.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

LOAN PERFORMANCE	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Performing Loans	188	201	242	246	252	229	247	273	291	320
New Delinquent Loans	1	4	1	2	0	2	1	1	0	0
Total Delinquent Loans	3	4	4	5	1	3	3	3	1	1
Total Historical Delinquent Loans	139	143	144	146	146	148	149	150	150	150
Performing Loans (UPB)	$ 65,484,342	$ 70,870,060	$ 86,572,671	$ 86,932,085	$ 86,929,287	$ 77,911,896	$ 77,988,378	$ 89,348,906	$ 93,901,343	$ 109,979,387
Total Delinquent (UPB)	$ 2,769,878	$ 1,673,573	$ 1,911,879	$ 2,873,793	$ 386,957	$ 2,364,548	$ 2,698,228	$ 2,699,498	$ 882,816	$ 884,059
Non-Performing Loans (UPB)	$ 1,489,984	$ 392,527	$ 505,484	$ 1,079,550	$ -	$ 1,976,976	$ 2,698,228	$ 2,699,498	$ 882,816	$ 884,059
Non-Accruing Loans (UPB)	$ 1,279,894	$ 1,281,046	$ 1,406,395	$ 1,794,243	$ 386,957	$ 387,572	$ -	$ -	$ -	$ -
Provision for Loan Losses (QTR)	$ 30,000	$ 414,485	$ 165,430	$ 166,466	$ 281,754	$ 261,816	$ 219,071	$ 308,413	$ 311,413	$ 477,541
Loan Charge Offs (QTR)	$ (59,589)	$ (318,382)	$ (115,253)	$ (53,437)	$ -	$ -	$ (408,464)	$ (1,202,158)	$ (33,499)	$ -
Allowance for loan losses	$ 786,358	$ 882,461	$ 932,639	$ 1,045,668	$ 1,327,421	$ 1,589,237	$ 1,399,781	$ 506,036	$ 783,951	$ 1,261,491
% UPB	1.2%	1.2%	1.1%	1.2%	1.5%	2.0%	1.7%	0.5%	0.8%	1.1%
Total Historical Charge Offs vs Total Originations	0.086%	0.127%	0.136%	0.137%	0.132%	0.128%	0.169%	0.290%	0.281%	0.265%
Loan Fee Income, Net (QTR)	$ 32,028	$ 72,276	$ 17,533	$ (3,032)	$ 46,728	$ 1,362	$ 38,206	$ 29,327	$ 62,489	$ 51,820
Delinquent Loan Detail										
Total Non-Performing Loans	2	3	2	2	0	2	3	3	1	1
Total Non-Accuring Loans	1	1	2	3	1	1	0	0	0	0
Total Impaired Loans	0	0	0	0	0	0	0	0	0	0
% of Total (# of Loans)										
Performing	98.4%	98.0%	98.4%	98.0%	99.6%	98.7%	98.8%	98.9%	99.7%	99.7%
Total Delinquent	1.6%	2.0%	1.6%	2.0%	0.4%	1.3%	1.2%	1.1%	0.3%	0.3%
Non-Performing	1.0%	1.5%	0.8%	0.8%	0.0%	0.9%	1.2%	1.1%	0.3%	0.3%
Non Accruing	0.5%	0.5%	0.8%	1.2%	0.4%	0.4%	0.0%	0.0%	0.0%	0.0%
% of Total UPB										
Performing	95.9%	97.7%	97.8%	96.8%	99.6%	97.1%	96.7%	97.1%	99.1%	99.2%
Total Delinquent	4.1%	2.3%	2.2%	3.2%	0.4%	2.9%	3.3%	2.9%	0.9%	0.8%
Non-Performing	2.2%	0.5%	0.6%	1.2%	0.0%	2.5%	3.3%	2.9%	0.9%	0.8%
Non Accruing	1.9%	1.8%	1.6%	2.0%	0.4%	0.5%	0.0%	0.0%	0.0%	0.0%
% of Total Asset										
Performing	84.3%	87.0%	88.7%	88.1%	89.3%	86.5%	87.1%	94.3%	97.5%	98.6%
Total Delinquent	3.6%	2.1%	2.0%	2.9%	0.4%	2.6%	3.0%	2.8%	0.9%	0.8%
Non-Performing	1.9%	0.5%	0.5%	1.1%	0.0%	2.2%	3.0%	2.8%	0.9%	0.8%
Non Accruing	1.6%	1.6%	1.4%	1.8%	0.4%	0.4%	0.0%	0.0%	0.0%	0.0%

REO ASSETS	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
New REO Assets (QTR)	0	1	1	0	2	0	0	0	0	0
Sold REO Assets (QTR)	1	3	1	1	0	1	1	0	0	0
REO Assets Converted to Rental Properties	0	1	0	0	0	0	0	0	0	0
Total REO Assets (#)	5	2	2	1	3	2	1	1	1	1
Total REO Assets ($)	$ 2,876,573	$ 2,161,624	$ 2,340,802	$ 1,776,281	$ 3,280,820	$ 3,210,162	$ 1,839,487	$ 1,881,701	$ 1,881,701	$ 1,881,701
% of Total Assets	3.7%	2.7%	2.4%	1.8%	3.4%	3.6%	2.1%	2.0%	2.0%	1.7%
Total Historical REO Properties	40	41	42	42	44	44	44	44	44	44
Historical Foreclosures Reverted to Lender	27	28	29	29	31	31	31	31	31	31
Historical Deeds-in-Lieu of Foreclosure	13	13	13	13	13	13	13	13	13	13

RENTAL PROPERTIES	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
New Rental Properties (QTR)	0	1	0	0	0	0	0	0	0	0
Sold Rental Properties (QTR)	0	0	0	0	0	0	0	0	0	0
Total Rental Properties (#)	3	4	4	4	4	4	4	2	0	0
Total Rental Properties ($)	$ 6,549,528	$ 7,087,303	$ 7,096,340	$ 7,111,371	$ 7,084,524	$ 7,038,692	$ 6,972,937	$ 733,355	$ -	$ -

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PORTFOLIO AGE	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
# of Loans										
00-06 months	114	143	172	176	168	146	168	200	210	244
06-09 months	25	18	32	28	46	30	32	24	42	33
09-12 months	23	12	9	19	12	26	17	21	11	25
12+ months	29	32	33	28	27	30	33	31	29	19
% of Total (# of Loans)										
00-06 months	60%	70%	70%	70%	66%	63%	67%	72%	72%	76%
06-09 months	13%	9%	13%	11%	18%	13%	13%	9%	14%	10%
09-12 months	12%	6%	4%	8%	5%	11%	7%	8%	4%	8%
12+ months	15%	15%	13%	11%	11%	13%	13%	11%	10%	6%
Unpaid Principal Balance										
00-06 months	$ 35,505,262	$ 45,872,055	$ 52,042,872	$ 53,167,479	$ 45,968,198	$ 38,348,257	$ 44,258,044	$ 59,589,523	$ 61,215,706	$ 77,603,002
06-09 months	$ 10,301,916	$ 7,029,326	$ 15,097,863	$ 10,600,733	$ 16,566,596	$ 9,098,664	$ 9,361,350	$ 8,411,250	$ 13,701,613	$ 12,672,684
09-12 months	$ 11,520,246	$ 6,227,050	$ 4,338,255	$ 9,784,634	$ 7,551,089	$ 11,018,243	$ 6,069,021	$ 6,304,957	$ 4,128,339	$ 10,313,762
12+ months	$ 10,926,796	$ 13,415,202	$ 17,005,561	$ 16,253,032	$ 17,230,360	$ 21,811,280	$ 20,998,191	$ 17,742,675	$ 15,738,502	$ 10,273,998
% of Total (UPB)										
00-06 months	52%	63%	59%	59%	53%	48%	55%	65%	65%	70%
06-09 months	15%	10%	17%	12%	19%	11%	12%	9%	14%	11%
09-12 months	17%	9%	5%	11%	9%	14%	8%	7%	4%	9%
12+ months	16%	18%	19%	18%	20%	27%	26%	19%	17%	9%

PORTFOLIO LTV	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Active Loans (UPB)										
Unpaid Principal Balance (UPB)	$ 68,254,220	$ 72,543,633	$ 88,484,550	$ 89,805,878	$ 87,316,244	$ 80,276,444	$ 80,686,606	$ 92,048,404	$ 94,784,159	$ 110,863,446
Undispersed Construction Loan Balance (6)	$ 9,796,486	$ 10,183,256	$ 10,622,926	$ 9,902,260	$ 9,652,563	$ 8,826,235	$ 9,918,419	$ 10,101,465	$ 13,560,935	$ 14,051,571
Est. After Repair Value ($)	$ 118,689,600	$ 127,174,600	$ 150,983,600	$ 155,001,000	$ 152,191,000	$ 137,713,000	$ 140,362,000	$ 158,951,000	$ 173,407,000	$ 198,606,000
Loan-to-Value (Fully Funded) (7)	66%	65%	66%	64%	64%	65%	65%	64%	62%	63%
Paid Off Loans (UPB) (QTR)										
Unpaid Principal Balance (UPB)	$ 23,960,981	$ 24,874,495	$ 23,316,276	$ 30,687,115	$ 29,373,809	$ 34,719,152	$ 36,340,762	$ 35,114,799	$ 39,049,364	$ 43,987,198
Average Loan Size (UPB)	$ 368,630	$ 310,931	$ 295,143	$ 303,833	$ 293,738	$ 301,906	$ 330,371	$ 300,126	$ 307,475	$ 325,831
Average Loan Size (UPB, Trailing 12 Months)	$ 310,961	$ 314,971	$ 319,776	$ 319,634	$ 300,911	$ 298,655	$ 307,462	$ 306,535	$ 309,970	$ 315,951
Properties Sold - Retail (QTR) (8)										
Unpaid Principal Balance (UPB)	$ 18,915,694	$ 20,609,389	$ 17,220,565	$ 25,171,170	$ 23,035,904	$ 25,215,157	$ 27,194,998	$ 27,319,082	$ 33,272,500	$ 31,775,251
Original "After Repair" Loan to Value	67%	68%	63%	67%	62%	63%	68%	66%	66%	66%
Actual Sale Price	$ 30,007,600	$ 32,208,000	$ 28,500,531	$ 39,107,250	$ 37,289,950	$ 41,543,215	$ 43,384,929	$ 45,324,764	$ 55,015,578	$ 54,539,253
Actual Loan-to-Sales Price (LTV)	63%	64%	60%	64%	62%	61%	63%	60%	60%	58%
Properties Sold (# of Loans)	49	64	63	79	73	86	84	97	104	97
Refinanced Loans & Wholesaled Properties (QTR) (8)										
Unpaid Principal Balance (UPB)	$ 5,045,288	$ 4,265,106	$ 6,095,712	$ 5,515,946	$ 6,337,905	$ 9,503,995	$ 9,145,764	$ 7,795,717	$ 5,776,864	$ 12,211,947
Loans Refinanced & Wholesaled (# of Loans)	16	17	16	22	27	29	26	20	24	38

BORROWER CONCENTRATION	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Portfolio Borrowers	132	145	162	166	162	160	166	175	183	174
Avg. Loans / Borrower	1.4	1.4	1.5	1.5	1.6	1.5	1.5	1.6	1.6	1.8
Avg. % of Portfolio UPB per Borrower	0.8%	0.7%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.5%	0.6%
Top Borrower (% of UPB)	9.4%	8.7%	7.4%	6.5%	6.7%	5.2%	3.5%	4.5%	4.4%	5.1%
Top 3 Borrowers (% of UPB)	19.8%	17.3%	15.2%	13.9%	13.5%	11.7%	9.9%	11.0%	11.4%	12.6%

(6) Undispersed Construction Loan Balance is comprised of construction funds that have been approved but not yet dispersed.

(7) Estimated Loan-to-Value assumes all loans are fully funded and improvements to real estate have been completed. Value is based on After Repair Value (ARV).

(8) Prior to 2014, loans that were paid off through a refinance (property not sold) were included in paid off loans using our ARV quicksale estimate as the sales price. As of

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PROJECT TYPE	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
# of Loans										
SFR - Rehab	165	176	211	220	224	207	226	255	268	291
SFR - New Construction	22	26	31	25	22	17	15	13	15	22
MFR - Rehab (9)	1	1	2	2	2	2	2	2	2	2
MFR - New Construction	2	1	0	0	1	2	2	1	2	2
Commercial	1	1	2	4	4	3	3	5	5	3
Land Entitlements	0	0	0	0	0	1	2	0	0	1
% of UPB										
SFR - Rehab	81%	80%	79%	81%	81%	81%	83%	84%	85%	84%
SFR - New Construction	12%	14%	14%	11%	9%	8%	6%	5%	5%	9%
MFR - Rehab	2%	1%	2%	2%	3%	4%	4%	3%	3%	3%
MFR - New Construction	1%	1%	0%	0%	1%	1%	1%	1%	1%	<1%
Commerical	4%	3%	5%	6%	6%	6%	5%	6%	6%	3%
Land Entitlements	0%	0%	0%	0%	0%	<1%	<1%	0%	0%	1%

COLLATERAL GEOGRAPHY	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
ARIZONA										
# of Active Loans (EOQ)	—	4	6	8	4	2	1	2	4	9
% of Total UPB	—	1%	1%	2%	1%	1%	<1%	1%	1%	3%
# of Paid Off Loans (QTR)	—	—	1	2	5	4	2	—	2	2
% of Paid Off UPB	—	—	<1%	1%	4%	3%	1%	—	2%	1%
CALIFORNIA										
# of Active Loans	58	57	78	85	78	75	88	87	80	93
% of Total UPB	46%	44%	49%	50%	47%	49%	50%	49%	42%	43%
# of Paid Off Loans (QTR)	18	24	22	25	29	37	31	37	39	38
% of Paid Off UPB	53%	44%	39%	38%	40%	43%	43%	43%	46%	38%
COLORADO										
# of Active Loans	18	17	19	13	15	12	14	16	14	17
% of Total UPB	12%	11%	10%	8%	8%	7%	6%	7%	7%	8%
# of Paid Off Loans (QTR)	3	5	5	11	3	8	5	7	7	2
% of Paid Off UPB	6%	9%	9%	13%	9%	10%	8%	7%	6%	3%
CONNECTICUT										
# of Active Loans	1	—	—	—	—	—	—	—	—	—
% of Total UPB	<1%	—	—	—	—	—	—	—	—	—
# of Paid Off Loans (QTR)	—	1	—	—	—	—	—	—	—	—
% of Paid Off UPB	—	1%	—	—	—	—	—	—	—	—
D.C - Washington										
# of Active Loans	—	—	—	—	—	—	—	1	1	—
% of Total UPB	—	—	—	—	—	—	—	<1%	<1%	—
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—	—	1
% of Paid Off UPB	—	—	—	—	—	—	—	—	—	1%
FLORIDA										
# of Active Loans	3	1	2	2	1	—	1	3	4	7
% of Total UPB	1%	<1%	1%	1%	<1%	—	<1%	1%	<1%	1%
# of Paid Off Loans (QTR)	1	2	1	—	2	1	1	—	4	3
% of Paid Off UPB	5%	1%	1%	—	2%	1%	1%	—	2%	1%
GEORGIA										
# of Active Loans	4	5	6	6	4	4	4	3	10	5
% of Total UPB	1%	1%	1%	1%	1%	1%	1%	<1%	1%	<1%
# of Paid Off Loans (QTR)	—	2	1	3	5	1	1	4	1	8
% of Paid Off UPB	—	1%	<1%	1%	2%	<1%	<1%	1%	<1%	3%

(9) Multi family residential is defined as consisting of 5 or more residential units. Prior to Q2:2018 multi-family loans included any projects with 2 or more units.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
ILLINOIS										
# of Active Loans	16	12	8	6	4	3	2	2	6	6
% of Total UPB	5%	4%	3%	2%	1%	1%	<1%	<1%	1%	1%
# of Paid Off Loans (QTR)	7	4	4	2	—	1	2	—	—	—
% of Paid Off UPB	4%	2%	2%	3%	—	1%	1%	—	—	—
INDIANA										
# of Active Loans	2	5	12	12	9	7	3	1	—	3
% of Total UPB	<1%	1%	2%	1%	1%	1%	<1%	<1%	—	<1%
# of Paid Off Loans (QTR)	1	—	1	3	5	2	4	2	1	—
% of Paid Off UPB	<1%	—	<1%	2%	2%	1%	2%	1%	<1%	—
LOUISIANA										
# of Active Loans (EOQ)	1	1	—	—	—	—	—	—	—	—
% of Total UPB	<1%	<1%	—	—	—	—	—	—	—	—
# of Paid Off Loans (QTR)	1	—	1	—	—	—	—	—	—	—
% of Paid Off UPB	<1%	—	1%	—	—	—	—	—	—	—
MARYLAND										
# of Active Loans (EOQ)	—	—	—	1	4	3	4	9	12	13
% of Total UPB	—	—	—	<1%	1%	1%	1%	1%	2%	2%
# of Paid Off Loans (QTR)	—	—	—	—	—	1	3	2	2	7
% of Paid Off UPB	—	—	—	—	—	1%	2%	1%	1%	3%
MISSOURI										
# of Active Loans	—	2	2	2	1	2	4	8	11	19
% of Total UPB	—	<1%	<1%	<1%	<1%	<1%	<1%	1%	1%	2%
# of Paid Off Loans (QTR)	1	1	—	—	2	—	—	3	—	1
% of Paid Off UPB	<1%	<1%	—	—	1%	—	—	1%	—	<1%
NEW JERSEY										
# of Active Loans	1	1	1	1	—	—	—	—	—	—
% of Total UPB	<1%	<1%	<1%	<1%	—	—	—	—	—	—
# of Paid Off Loans (QTR)	2	—	—	—	1	—	—	—	—	—
% of Paid Off UPB	1%	—	—	—	<1%	—	—	—	—	—
NEW MEXICO										
# of Active Loans	—	—	—	—	1	1	1	1	—	—
% of Total UPB	—	—	—	—	<1%	<1%	<1%	<1%	—	—
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—	1	1
% of Paid Off UPB	—	—	—	—	—	—	—	—	<1%	<1%
NORTH CAROLINA										
# of Active Loans	3	3	3	1	2	9	9	7	6	3
% of Total UPB	<1%	1%	<1%	<1%	<1%	1%	1%	1%	1%	<1%
# of Paid Off Loans (QTR)	—	—	—	2	2	1	4	7	3	5
% of Paid Off UPB	—	—	—	1%	<1%	<1%	1%	3%	1%	2%
OREGON										
# of Active Loans	43	45	50	58	58	48	41	42	50	48
% of Total UPB	22%	22%	20%	21%	21%	20%	17%	16%	18%	14%
# of Paid Off Loans (QTR)	12	19	21	19	23	26	25	23	17	19
% of Paid Off UPB	15%	25%	29%	20%	26%	22%	22%	21%	14%	14%
PENNSYLVANIA										
# of Active Loans	1	1	1	—	—	—	—	—	—	—
% of Total UPB	<1%	<1%	<1%	—	—	—	—	—	—	—
# of Paid Off Loans (QTR)	—	—	—	1	—	—	—	—	—	—
% of Paid Off UPB	—	—	—	1%	—	—	—	—	—	—

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
SOUTH CAROLINA										
# of Active Loans	6	4	4	3	1	1	—	—	—	—
% of Total UPB	3%	2%	1%	1%	<1%	<1%	—	—	—	—
# of Paid Off Loans (QTR)	—	2	—	1	3	1	1	—	—	—
% of Paid Off UPB	—	3%	—	<1%	3%	1%	1%	—	—	—
TENNESSEE										
# of Active Loans	2	1	1	2	3	1	1	1	1	—
% of Total UPB	<1%	<1%	<1%	1%	1%	<1%	<1%	<1%	<1%	—
# of Paid Off Loans (QTR)	—	1	1	—	1	2	—	—	—	1
% of Paid Off UPB	—	1%	1%	—	1%	1%	—	—	—	1%
TEXAS										
# of Active Loans	10	21	18	12	17	18	30	33	47	59
% of Total UPB	3%	5%	3%	2%	3%	4%	8%	7%	12%	13%
# of Paid Off Loans (QTR)	4	5	11	13	6	10	13	21	19	23
% of Paid Off UPB	3%	3%	8%	7%	4%	4%	6%	15%	11%	14%
UTAH										
# of Active Loans	1	2	6	5	6	6	12	20	15	11
% of Total UPB	1%	1%	2%	1%	2%	2%	3%	5%	3%	2%
# of Paid Off Loans (QTR)	—	—	1	5	2	4	2	2	13	13
% of Paid Off UPB	—	—	1%	3%	1%	4%	1%	1%	7%	7%
VIRGINA										
# of Active Loans	1	2	3	4	7	6	6	5	4	2
% of Total UPB	<1%	<1%	<1%	2%	1%	1%	1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	—	1	—	—	3	2	—	1	2	2
% of Paid Off UPB	—	1%	—	—	<1%	1%	—	<1%	1%	<1%
WASHINGTON										
# of Active Loans	20	21	26	30	38	34	29	35	27	26
% of Total UPB	6%	6%	6%	7%	12%	12%	10%	10%	9%	8%
# of Paid Off Loans (QTR)	15	14	9	14	8	14	16	8	16	10
% of Paid Off UPB	12%	10%	8%	10%	5%	8%	9%	5%	9%	7%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.